Subsequent Events

A Special Meeting of Shareholders was held on June 26, 2002 at 535 Madison Avenue, New York, New York, for the purposes of approving a new Investment and Sub-Advisory Agreement among the Fund, its investment advisor, International Strategy & Investment, Inc. and LA Capital and Equity Research, Inc. A majority of the shareholders approved the Agreement by the following vote:

                                      % of           % of
                 No. of           Outstanding       Shares
                 Shares              Shares          Voted
Affirmative..    1,998,936           79.99%          96.14%
Against......       15,466            0.62%           0.74%
Abstain......       64,831            2.60%           3.12%

TOTAL:           2,079,233           83.21%         100.00%
                 ---------           ------         -------